Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

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•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is an interview given by Gas Natural’s Chief Executive Officer, Rafael Villaseca on February 20, 2006 in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is a translation of a Spanish language interview.

In case of discrepancies, the Spanish version will prevail.

Cinco Dias Spanish Newspaper Interview to Gas Natural’s Chief Executive Officer,

Rafael Villaseca, dated February 20, 2006

Q: Up to now, the OPA has been in the hands of the Government, but now it’s solely in Gas Natural’s hands. All the analysts, including your own advisors, agree that it is necessary to raise the price. Are you willing to let the transaction fail if you don’t raise the price, as they insist?

A: The OPA is in the market, the rest are prior formalities. This is an offer that will or will not be accepted and is always subject to the market, not to anything else. We continue to think that our offer is adequate and, at this time, we do not contemplate modifying it because we are offering a project for the future with a more attractive profitability. What we are saying to the shareholders of Endesa is that, regardless of the liquidity, of more than seven euros per share, they will be exchanging their project for another with greater possibilities of benefits, dividends and profitability. We are convinced that the shareholders will value it that way in time.

Q: What is that project?

A: It is a project of greater scope and greater future possibilities: the integration of gas and electricity, in line with what has been occurring in Europe. In the immediate future, the main purpose of gas will be to generate electricity and, in turn, new electricity needs will be produced largely with gas. In Europe, this is the only way to go in the next 10 years. Having significant and diversified sources of gas is going to be essential and integration will launch worldwide possibilities that the isolated Endesa project does not have. Moreover, the combined management of the distribution networks will pave the way for a series of savings, benefits resulting from synergies, which will provide more business and improve service quality to the benefit of consumers.

Q: It appears that Gas Natural’s goal now is to freeze Endesa’s market price. How do you expect to do that?

A: We only said that we did not share the valuations and prospects being made currently and that our project involves a change for the better. Why do we think that the Endesa price should reflect other parameters? Basically, from the analysis of its 2005 results and scenario for 2006. We cannot allow optimism or any generalization that one may wish to apply to these results, since any strict analysis demonstrates that they actually are leveraged to some extraordinary benefits that really are not, and that the regular business is subject to certain extremely high regulatory risks and to certain rate situations that cannot be extrapolated.

Q: But this message implies that you are saying to the market that you want to buy a bad company.

A: Absolutely not. What I’m saying is that I don’t believe in certain theories given out by Endesa. We think that it is an excellent company, but we don’t share the unbridled optimism extrapolated from certain data that is not possible. According to business and profit prospects for 2006, in two years, electricity rates would rise at least 35%. That is, in our opinion, impossible. We believe that the rise will not be that high and that Endesa’s profitability will be different from what it wants us to believe. We do not believe that, in the months following the OPA, things have gone from what they were to something quite extraordinary.

Q: But there are expectations that are not only Endesa’s, but of the entire sector, such as the rate deficit. It is not credible that if Gas Natural buys Endesa it will change that expectation, since the Government has acknowledged the 2005 deficit, and now there’s the January data.

A: The deficit exists, but it must be analyzed as a whole. The Government has a commitment with the deficit, but it also has another commitment: to act against its formation. If things continue as they did in January, for example, this will mean that 2006 will end up with a deficit of between five and six billion euros, so that rates would have to rise 50% to cover the two years, and that does not seem realistic, although the deficit would be financed in installments and with interest. The rates must be additive, and it is necessary to reconcile them to costs and to the market, however, at Gas Natural it is difficult for us to think that the current formation of pool prices is correct, and we are convinced that some kind of measure will be adopted to resolve the problems targeted by the White Book (Libro Blanco) and other studies.

Q: But the fact that the Endesa price is above 24 euros will not respond solely to that expectation of results.

A: It is normal when going through an OPA, that the offeror market price lowers and the target market price raises. Thus, there has been a phenomenon of ingress and egress of funds that puts the market price in quite an exceptional situation.

Q: Do you believe that the funds have caused the rise?

A: Probably. A percentage of Endesa’s capital, we estimate that it is 60% or 70%, has changed hands after the OPA. This leads us to think that many things are happening with the Endesa price. But, when the waters calm, we will undoubtedly see reality much better.

Q: And you think they will calm down now?

A: Certainly. As we approach the end of the acceptance period, we will see things with greater calmness. Right now the Stock Exchange is full of rumors that contribute to a very speculative situation.

Q: How do you interpret the flight of funds such as Templeton?

A: It seems logical to suppose that they believed that the shares are now worth more than they thought and are selling for that reason.

Q: Therefore, you have not convinced them to go with the OPA?

A: They can go with the OPA through many procedures: selling Endesa and buying Gas Natural or going into the new company. The situation is complex, it is possible to sell now and initiate another position; in fact, there is continuing arbitrage.

Q: They say that the funds have been replaced in part by venture capital. What is your opinion?

A: Venture capital? I think it is more hedge funds, but I don’t know for sure.

Q: Suppose, at the end of March, when the subscription period is about to end, the price is still around 24 euros. Will Gas Natural keep the offer at 21.30 euros?

A: We will have to look at all these questions more closely. I believe that the Endesa investor, I maintain, should not contemplate just the money that he receives, but the new project. It is not a question of receiving money, but of switching projects. A project that will change the current situation, which will confront the new regulatory framework, with a more balanced mix and more added value, by integrating gas and electricity. This is what we believe should be considered.

Q: The other day, the President of Endesa, Manuel Pizarro, said that if Gas Natural raises the price, after having insisted that it will not, it could be sending a misleading message to the market. And he suggested some kind of legal liability along the lines of what happened to Repsol as a result of the drop in reserves.

A: The President of Endesa has gotten us used to these kinds of extreme statements that lack all basis. The reference to Repsol is completely out of place and, with respect to our assertions, they are clear: we have the capacity to do what the law permits us to do and to express at any time what we think. We are not being misleading. This is, once again, a question of a maneuver of confusion to try to make everything contentious.

Q: The divestitures that the Government requires are more than expected, about nine billion. Would this permit the price to rise without changing the original plans?

A: The problem is not obtaining the money, since Gas Natural has sufficient financial capacity. That is not the question. The question is whether it has business justification and has nothing to do with the fact that we have billions more or less.

Q: The Ministry of the Economy has shown its concern over the weakness of your shareholder Repsol.

A: I don’t have evidence of these concerns. We are convinced that the project can ensure a solid core and that other shareholders will join the process, resulting in greater strength. Repsol is a relevant shareholder that will be diluted with an interest of about 13%, due to the dynamics of the transaction. Although it does not appear to me to be a risk, its position is relevant next to other key shareholders and others that may be added.

Q: Who might be added?

A: Anyone is invited. This is a project of totals, not exclusive. We would be delighted to include new institutions. We are convinced that the core of solid shareholders will be, even in the worst case, much more stable than what Endesa has right now. The risk aimed at Repsol is minimal compared to what Endesa has at this time.

Q: That would explain the OPA. But the concern over Repsol is that another company might make an offer for it and then at once it becomes the premier Spanish energy group.

A: But with 13%, that would be quite difficult. I don’t think that it is a risk.

Q: It appears Caja Madrid is waiting for a offer, and despite the public invitations, there is nothing concrete. What can you offer it?

A: When they approve our prospectus, we will send it to all the Endesa shareholders, it is a project open to all of them and Caja Madrid, in particular. Who will then occupy the positions? The Board of Directors will determine that, but I believe that the question of positions is a secondary issue.

Q: It doesn’t appear that Caja Madrid thinks it is secondary.

A: I don’t know, it is the project that is essential, but it is natural that certain shareholder positions have political rights, more would be needed! But that is a question that the shareholders and the future Board of Directors will have to decide.

Q: Is it true that Gas Natural would not have assumed the conditions proposed by the CNE (Comisión Nacional de la Energía) or the Antitrust Court in its individual vote?

A: There were conditions, especially from individual votes, that were difficult to undertake. But the truth is that we didn’t get to evaluate them because we’re waiting for the final decision from the Government.

Q: These conditions referred to the overlapping of gas and electricity distribution networks and to the supply with respect to Argelia, which are the only points in which the Gas Natural remedial plan did not propose any divestiture.

A: We were actually surprised because the supply of Argelia has nothing to do with the OPA. It makes me feel that, taking advantage of the transaction, they wanted to take other measures of a regulatory nature. The supply through gas pipelines is the same before or after, but it was difficult for us to understand that measure. As for distribution, it claimed something that does not exist anywhere. The distribution is a natural monopoly that is regulated and has nothing to do with the liberalization of marketing. Therefore, it does not make sense to say that, by having both networks, there is a monopoly, because what we have are two networks that are regulated.

Q: But there was no mention of monopoly, rather of the effect of network overlap.

A: The fact is, no overlapping exists. That there are one or two owners of the networks does not change the landscape at all, but there can be the risk that the information about the consumer might create positions of abuse. There are other ways to resolve this, which include community directives. In this line, the Government has finally gone with the creation of a switching office (office that manages customer data), because it understood that having two networks does not imply a problem if the information is regulated, just as it has been resolved in many other European countries.

Q: But on this matter, the CNE and the Antitrust Court (TDC) did agree.

A: But they do not agree with any European regulatory agency. On occasion, they attempt to introduce drastic measures, and we did not understand it, with all due respect to the CNE and the Court.

Q: The Government has understood it that way too. How did you convince them?

A: We already stated our opinion in our letters to the CNE, the TDC and the Antitrust Authority (Servicio de la Competencia) and, over all, we compared it with our European competitors. Many of the conditions they wanted to impose on us, were not imposed on the European companies, which implied that it was an unequally burdensome.

Q: Endesa maintains certain substantial complaints against the OPA in various courts. Are any of them of concern to you?

A: We take them all into account. We are convinced that, just as with the resolved appeals, reason will prevail. We have every confidence in the administration of justice, in both Spain and the Community.

- Division -

Q: Many sector companies are interested in the assets to be divested, especially Enel and Union Fenosa. Have they promised you anything for some of those assets?

A: We have had no commitment. We have had contact with practically all the operators in Spain and some abroad. It is still premature. When the plan that we have to deliver to the Government is approved and we are closer to the time for execution of the plan, we will obviously use those contacts to close the appropriate agreements.

Q: Who is going to decide which assets will be sold, Gas Natural or the Government? And to whom?

A: We will make a proposal that covers the divestiture commitments required by the Government, and this will have to be approved by the Ministry. To whom they will be sold will be decided during the term of execution.

Q: If there is enough demand, the price to be paid can be significant. Have you decided whether they will be auctioned off?

A: We will try for the best prices we can get. A portion of the assets will be sold at auction, such as those with respect to supply, and the rest, in the best manner for our interests.

Q: There have been problems with the European subsidiaries of Endesa, whose minority shareholders are rejecting Iberdrola. Have you spoken with them?

A: We have had contact, but we have not received a rejection. Our intent is to fulfill the commitment with Iberdrola, but we have to see what rights exist in favor of the minority shareholders, maybe that we don’t know all of them, and which must be respected.

Q: There are those who say that the Government, by being silent about the agreement with Iberdrola, is granting validity to it, since certain conditions are made to measure.

A: I believe that it was not the time for the Government to say anything about the agreement. Any agreement must be notified to the Antitrust Authority in a new file. At present, anyone who wants the assets will have to notify it and follow a new parallel process.

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